Exhibit (a)(5)(ii)
FOR IMMEDIATE RELEASE

Contact:	Edward McCarthy, (212) 493-6952
GF ACQUISITION CORP. ANNOUNCES EXTENSION OF AND AMENDMENT
TO TENDER OFFER FOR GOODY’S FAMILY CLOTHING, INC.
     NEW YORK, New York, December 13, 2005 — GF Acquisition Corp. announced today that it is extending its offer to purchase all outstanding shares of common stock of Goody’s Family Clothing, Inc. (NASDAQ: GDYS) until 8:00 a.m., New York City time, on Tuesday, December 27, 2005. The offer had previously been scheduled to expire on December 12, 2005.
     According to ComputerShare Shareholder Services, Inc., the depositary for the offer, as of 5:00 p.m., New York City time, on December 12, 2005, 26,301,612 shares of common stock of Goody’s Family Clothing, or approximately 79.26% of the 33,183,836 shares issued and outstanding, had been validly tendered and not withdrawn pursuant to the offer (including shares tendered via guarantee of delivery). The 26,301,612 tendered shares exclude the 2,080,100 shares beneficially owned by Prentice Capital Management, LP.
     GF Acquisition Corp. also announced it has amended the terms of its offer to reflect the temporary injunction issued on December 9, 2005 by the Chancery Court for Knox County, Tennessee. Such injunction directed that $1,000,000 of the tender offer proceeds be withheld from payment to Goody’s shareholders, pending determination at a later hearing of the amount of attorneys’ fees, if any, that plaintiffs’ counsel are entitled to receive in connection with the previously announced shareholder litigation brought against Goody’s and certain other defendants. As a result of this injunction, the $9.60 per share offer price to be paid to Goody’s’ shareholders in the offer and merger will be reduced by approximately $0.03 per share, pending such later determination. If, following the later hearing, less than $1,000,000 in attorneys’ fees are awarded to plaintiffs’ counsel, an additional payment to Goody’s’ shareholders and optionholders will be made in an amount per share (including options to acquire Goody’s’ shares with an exercise price of less than $9.60 per share) equal to (x) the difference between $1,000,000 and the amount of attorneys’ fees so awarded divided by (y) the number of Goody’s’ shares outstanding plus the number of shares issuable upon exercise of options with an exercise price of less than $9.60 per share. Additional information may be found in an amendment to the Tender Offer Statement on Schedule TO, which will be filed by GF Acquisition Corp. and the other bidders named therein with the Securities and Exchange Commission.
     Questions and requests for assistance with respect to the offer may be directed to D.F. King & Co., the information agent for the offer, at (212) 269-5550 (call collect) or (800) 488-8075 (toll free).

About GF Acquisition Corp.
     GF Acquisition Corp., a Tennessee corporation, is a wholly owned subsidiary of Goody’s Holdings, Inc., a Delaware corporation. GF Acquisition Corp. and Goody’s Holdings, Inc. were formed for the purpose of entering into a business combination transaction with Goody’s and have not carried on any activities other than in connection with the tender offer. Goody’s Holdings, Inc. is a privately held company owned by GMM Capital LLC and PGDYS LLC. Prentice Capital Management, LP is the managing member of PGDYS LLC.
About Goody’s Family Clothing, Inc.
     Goody’s, headquartered in Knoxville, Tennessee, is a retailer of moderately priced family apparel, and, with the closing of one store in Gainesville, Florida on November 26, 2005, currently operates 381 stores (compared with 359 stores at November 27, 2004) in the 21 states of Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia and West Virginia.
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